Filed by Horizon Bancorp
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:  Horizon Bancorp
Commission File No. 000-10792

This filing relates to the proposed merger transaction between Horizon Bancorp (“Horizon”) and Peoples Bancorp (“Peoples”) pursuant to the terms of an Agreement and Plan of Merger dated as of February 18, 2015 (the “Merger Agreement”) between Horizon and Peoples.  The Merger Agreement is on file with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Horizon on February 19, 2015.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act giving Horizon’s expectations or predictions of future financial or business performance or conditions.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions.  These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time.  Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.  In addition to factors previously disclosed in Horizon’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Horizon’s and Peoples’ shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating Horizon’s and Peoples’ businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information for Shareholders

In connection with the proposed merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Peoples and Horizon as well as a Prospectus of Horizon, as well as other relevant documents concerning the proposed transaction.  SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents Horizon has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents Horizon has filed with the SEC by contacting Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, telephone: (219) 874-9272, or on Horizon’s website at www.horizonbank.com, under the tab “About Us” and then under the heading “Investor Relations” and then “SEC Filings”.  The information available through Horizon’s website is not and shall not be deemed part of this filing or incorporated by reference into other filings Horizon makes with the SEC.  This report does not constitute an offer of any securities for sale.

Participants in the Transaction

Horizon, Peoples and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Horizon’s and Peoples’ shareholders in connection with the proposed merger under the rules of the SEC.  Information about the directors and executive officers of Horizon is set forth in the proxy statement for Horizon’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014.  Free copies of this document may be obtained as described in the preceding paragraph.  Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available.

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 Horizon Bancorp announces the acquisition of Peoples Bancorp and its wholly-owned subsidiary, Peoples Federal Savings Bank of DeKalb CountyFebruary 19, 2015

  FORWARD LOOKING STATEMENTS This presentation may contain forward-looking statements regarding the financial performance, business, and future operations of Horizon Bancorp and its affiliates (collectively, “Horizon”). For these statements, Horizon claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future results or performance. As a result, undue reliance should not be placed on these forward-looking statements, which speak only as of the date hereof. We have tried, wherever possible, to identify such statements by using words such as “anticipate,” “estimate,” “project,” “intend,” “plan,” “believe,” “will” and similar expressions, and although management believes that the expectations reflected in such forward-looking statements are accurate and reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause our actual results to differ materially include those set forth in Horizon’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K. Statements in this presentation should be considered in conjunction with such risk factors and the other information publicly available about Horizon, including the information in the filings we make with the Securities and Exchange Commission. Horizon does not undertake, and specifically disclaims any obligation, to publicly release any updates to any forward-looking statement to reflect events or circumstances occurring or arising after the date on which the forward-looking statement is made, or to reflect the occurrence of unanticipated events, except to the extent required by law.   Disclosures

  ADDITIONAL INFORMATION FOR SHAREHOLDERS In connection with the proposed Merger, Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Peoples Bancorp (“Peoples”) and Horizon as well as a Prospectus of Horizon, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents Horizon has filed with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents Horizon has filed with the SEC by contacting Dona Lucker, Shareholder Relations Officer, 515 Franklin Square, Michigan City, Indiana 46360, telephone: (219) 874-9272, or on Horizon’s website at www.horizonbank.com, under the tab “About Us” and then under the heading “Investor Relations” and then “SEC Filings”. The information available through Horizon’s website is not and shall not be deemed part of this report or incorporated by reference into other filings Horizon makes with the SEC. This report does not constitute an offer of any securities for sale. Horizon, Peoples and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Horizon’s and Peoples’ shareholders in connection with the proposed Merger under the rules of the SEC. Information about the directors and executive officers of Horizon is set forth in the proxy statement for Horizon’s 2014 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 21, 2014. Free copies of this document may be obtained as described in the preceding paragraph. Additional information regarding the interests of these participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available.   Disclosures

   4  Peoples Bancorp Franchise Overview  Established in 1925 in Auburn, IN16 Locations (IN-12 & MI-4)$487 Million in Assets$235 Million in Loans $369 Million in Deposits$238 Million in Assets Under Management$3.5 Million LTM Net Income0.26% NPAs/Assets  Data Source: Peoples company financials as of December 31, 2014Map Source: SNL Financial LC

Merger Highlights

Strategic

- Aligned with Horizon's plan to expand in the states of Indiana and Michigan
- Natural expansion into contiguous northeast Indiana market
- Bolsters existing presence in southwest Michigan
- Continued revenue diversification
- Strong core deposit base

Financial

- EPS accretion of 4.5% in 2016, first full year pro forma
- Initial TBV dilution of $0.65 with five year earn back
- Internal rate of return over 20%

Operational

- Operating leverage through cost savings estimated at 37%
- Revenue synergies through increased product offering
- Minimal credit concerns

EXCEPTIONAL SERVICE • SENSIBLE ADVICE® 5

6  Pro Forma Franchise  48 Locations Throughout Indiana and Michigan$2.6 Billion in Assets$1.6 Billion in Loans$1.9 Billion in Deposits$1.2 Billion in Assets Under ManagementMarket Cap. $263 Million  Horizon and Peoples company financials and pro forma analysis, excluding merger adjustments; includes Horizon’s Carmel, Indiana location expected to open February 23, 2015  Map Source: SNL Financial LC

   7  Based on Horizon’s closing price of $23.02 as of February 18, 2015  Merger Summary  Horizon Bancorp Acquiring Peoples Bancorp    Deal Price per Share (1)  $31.62  Consideration Structure  0.95 HBNC shares for each outstanding PBNI share; $9.75 in cash for each outstanding PBNI share  Aggregate Deal Value (1)  $73.1 million  Consideration Mix (1)  69% stock, 31% cash  Termination Fee  $3.5 million  Required Approvals  Customary regulatory; Horizon and Peoples shareholder approval  Anticipated Closing  Early third quarter of 2015  Social Issues  Maurice Winkler, III, Peoples CEO, to serve on Horizon Bancorp and Horizon Bank’s board of directorsRetention of Jeffrey Gatton, Peoples COO, to lead regional branch operations, training and sales efforts

   8  Source: SNL Financial LCNationwide bank and thrift transactions announced after 12/31/2012 with target’s assets between $200 million and $1 billion, tangible common equity to tangible assets between 10.0% and 15%, LTM return on average assets between 0.25% and 1.00% and NPAs/assets less than 1.50%, excluding transactions where pricing information is unavailable  Transaction Pricing  Metric  HBNC/PBNI  ComparableTransactions (1)  Price/Tangible Book Value  124%  138%  Price/LTM Earnings  21x  21x  Core Deposit Premium  4.4%  6.9%  Market Premium  22%  33%

   9  Transaction Assumptions  Category  Assumption  Cost saves  37%  1x after-tax charges  $4.9 million  Loan credit mark  $3.5 million or 1.5% of total loans  Core deposit intangibles  $2.3 million or 1.0% of core deposits  Branches  Two branch closings in the first twelve months

   Horizon: A Company on the Move    OrganicExpans.(7)  St. JosephSouth BendElkhart  Lake County  Kalamazoo  Indianapolis  Carmel  M&A(7)  Anchor Mortgage  Alliance Bank  American Trust  Heartland   1st MortgageSummitPeoples    Assets ($ Mil.)  $721        $2,563  Loans($ Mil.)  $548        $1,620  Deposits($ Mil.)  $489        $1,851  Branches  7        48        11.2% CAGR  9.6% CAGR  11.7% CAGR  Note: Current period financials reflect Peoples, excluding merger adjustments; branch count includes Horizon’s Carmel, Indiana location opening February 23, 2015

 Appendix

   12  Peoples Bancorp Financial Highlights  Source: SNL Financial LC

   13  Loan and Deposit Composition  Source: SNL Financial LC; data at the bank level as of December 31, 2014; pro forma loan and deposit composition excludes merger adjustments

 If you have questions please contact:Mark SecorChief Financial Officer515 Franklin SquareMichigan City, IN 46360(219) 873-2611